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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------



                                   F O R M 6-K

                      Pursuant to Section 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                           For the month of February 2001



                                 RADVISION LTD.
                              (Name of Registrant)




                 24 Raoul Wallenberg St., Tel Aviv 69719 Israel
                     (Address of Principal Executive Office)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F X        Form 40-F __


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes __             No  X


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




                                 RADVISION LTD.





6-K Items

1. RADVision Ltd. Press Release dated February 6, 2001 re Announcement of Fourth Quarter Results.

                                                                          ITEM 1

RADVISION



  Corporate Contacts:                      Investor Contacts:
  David Seligman                           Jody Burfening/Sanjay Hurry
  Chief Financial Officer                  Lippert/Heilshorn & Associates
  RADVision, Ltd.                          Tel: 212.838.3777
  Tel: 972.3.645.5446                      jbs@lhai.com
  cfo@radvision.com

  Sandra Fathi
  Dir. Corporate Communications
  RADVision, Inc.
  Tel: 201.529.4300 x301
  Mobile: 201.406.6150
  sfathi@radvision.com


                   RADVISION ANNOUNCES FOURTH QUARTER RESULTS

              - EPS Increases to $0.10, Excluding One-Time Charge -

     Tel Aviv, Israel, February 6, 2001 -- RADVision Ltd. (NASDAQ: RVSN), the leading provider of award-winning, industry-standard products and technology for real-time voice and video communication over IP (V2oIP(TM)), today announced results for the fourth quarter and for the year ended December 31, 2000.

     Revenues for the fourth quarter reached $15.2 million, compared with $5.6 million for the same period in 1999, and $12.7 million in the third quarter of 2000, representing a 171% and a 20% increase, respectively. Operating income for the quarter, excluding a one-time repayment of future royalties to the Israeli Chief Scientist of $3,666,000, was $554,000, compared with a loss of $1,768,000 for the same period last year. Net income for the quarter, excluding the one-time repayment of future royalties to the Israeli Chief Scientist, was $2,044,000, or $0.10 per diluted share, compared with a net loss of $1,779,000, or $0.17 cents per basic and diluted share, for the fourth quarter of 1999. Taking into account the one-time repayment of future royalties to the Israeli Chief Scientist of $3,666,000, the net loss for the quarter was $1,622,000, or $0.09 per share.

                                    - more -

     Revenues for the year ended December 31, 2000 reached $45.9 million, compared with $17.6 million for the same period last year, representing a 161% increase. Operating loss for the year ended December 31, 2000, excluding the one-time repayment of future royalties to the Israeli Chief Scientist of $3,666,000, reached $261,000, compared with an operating loss of $2,801,000 for the same period last year. Net income for the year, excluding the one-time repayment of future royalties to the Israeli Chief Scientist, was $3,915,000, or $0.20 per diluted share, compared with a loss of $2,696,000, or $0.26 per share basic and diluted, in the prior year. Taking into account the one-time repayment of future royalties to the Israeli Chief Scientist of $3,666,000, net income for the year was $249,000, or $0.01 per diluted share.

     The Company also reported that it had decided on a voluntarily repayment of $3,666,000 of future royalties to the Office of the Israeli Chief Scientist. This decision was made in furtherance of management's previously announced strategy to discontinue the Company's relationship with the Chief Scientist in order to reduce the restrictions imposed by the Chief Scientist on the Company' business. By doing so, the Company will also benefit by not having to pay the increased interest rates imposed by the Chief Scientist on royalty payments.

     "We executed on all aspects of our growth strategy during fiscal 2000, which led us to more than double revenue for the year and achieve profitability ahead of schedule," said Ami Amir, chief executive officer of RADVision.

     "During 2000, we signed new customers for both our software toolkits and V2oIP networking products while expanding and strengthening our OEM and channel partnerships. We also increased our addressable market into new growth areas of the IP communications marketplace through new product introductions. These include our new viaIP platform for large scale networks, a multipoint processing platform for distributed V(2)oIP bridging applications, and new MGCP, SIP and MEGACO software toolkits for developers. Today, RADVision has over 400 customers worldwide."

                                    - more -

     "We firmly believe that the future of communications lies with IP, and with our strategy and IP-centric solutions, we are well positioned for long term growth," added Amir. "Today, however, we are seeing signs of less robust spending on the part of our OEM and channel partners, leading us to conclude that we will not remain immune to a general slowdown in the networking industry. Even with these more modest market conditions, we still expect to achieve revenue growth of about 50% in 2001.

     "In addition, with $97 million in cash and cash equivalents as of the end of 2000, we have ample resources to carry out our long-term growth initiatives. We plan to continue developing enabling software technologies and networking products for multi-protocol IP environments and establish new partner relationships and foster closer working relationships with existing partners in order to sustain our market leadership and drive the adoption of solutions in the growing IP communications market."

About RADVision

RADVision is a leading provider of products and technology for real-time voice, video, and data communications over packet networks; this includes the Internet and other Internet Protocol (IP) based networks. Recognized universally as the experts in real-time Voice and Video over IP (V(2)oIP), RADVision offers the broadest and most complete set of enabling technology and networking systems needed to enable enterprises and service providers to migrate their voice and video communications from traditional telephone networks to new converged networks. Today, hundreds of thousands of end-users around the world communicate over next-generation networks, using IP-centric products and solutions built around RADVision products and technology. RADVision's multi-protocol software toolkits for IP communications include: SIP, MEGACO, MGCP, and H.323; RADVision's V(2)oIP networking products include: gateways, conferencing bridges, and gatekeeper applications. For more information, please visit our website at: www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVision's filings with the Securities and Exchange Commission, including RADVision's Form F-1 registration statement.

All trademarks recognized



                             -- Tables to Follow --

                                 RADVision LTD.
                        Consolidated Statements of Income
                           (U.S. Dollars in thousands)

                                                        Three Months Ended                           Year Ended
                                                            December 31                              December 31
                                                           (Unaudited)                               (Audited)
                                                       2000            1999                    2000             1999
                                                       ----            ----                    ----             ----

Sales                                                $15,176          $5,555                 $45,911          $17,550
Cost of Sales                                          3,822           1,165                  11,446            2,853
                                                    --------         -------                 -------          -------
Gross Profit                                          11,354           4,390                  34,465           14,697

Research and Development, Net                          4,653           1,892                  13,910            6,570
Marketing and Selling, Net                             4,754           3,670                  17,358            9,502
General and Administration                             1,393             596                   3,458            1,426
Repayment of Future Royalties                          3,666                                   3,666
                                                    --------         -------                 -------          -------
Operating Income (Loss)                               (3,112)         (1,768)                 (3,927)          (2,801)
Operating Income (Loss), excluding Repayment
  of Future Royalties                                    554          (1,768)                   (261)          (2,801)

Financial Income/(Expenses), net                       1,490             (11)                  4,176              105

Net Income/(Loss)                                    $(1,622)        $(1,779)                 $  249          $(2,696)
                                                    --------         -------                 -------          -------
Net Income/(Loss), excluding Repayment of
  Future Royalties                                   $ 2,044         $(1,779)                $ 3,915          $(2,696)
                                                    --------         -------                 -------          -------

Earnings per Share                                    ($0.09)         ($0.17)                  $0.01           ($0.26)
                                                        ====            ====                    ====             ====
Earnings per Share, excluding Repayment of
  Future Royalties                                     $0.11          ($0.17)                  $0.23           ($0.26)
                                                        ====            ====                    ====             ====

Weighted Average Number of Shares
  Outstanding During the Period - Basic           19,020,592      10,571,059              17,174,453       10,538,395

Diluted Earnings per Share                                                                     $0.01
                                                        ====            ====                    ====             ====
Diluted Earnings per Share excluding
  Repayment of Future Royalties                        $0.10                                   $0.20
                                                        ====            ====                    ====             ====

Weighted Average Number of Shares
  Outstanding During the Period - Diluted         21,169,021                              19,873,222





                                                                  --  more --

                                 RADVision LTD.
                           Consolidated Balance Sheet
                           (U.S. Dollars in thousands)

                                            December 30          December 31
                                               2000                  1999
                                             (Audited)            (Audited)
Assets
Cash and Liquid Investments                  $ 97,064              $ 2,605
Receivables - Trade                             7,025                3,214
Receivables - Other                             1,051                1,517
Inventories                                     4,956                2,433
                                                -----                -----
Current Assets including
Long Term Liquid Investments                  110,096                9,769

Severance Pay Fund                              1,055                  470
                                                -----                  ---

Equipment
Cost                                            8,353                4,400
Less Accumulated Depreciation                   3,153                1,379
                                                -----                -----
                                                5,200                3,021

Total Assets                                  116,351              $13,260
                                              =======              =======


Liabilities and Equity
Short Term Debt                               $    46              $    64
Payable - Trade & Related Parties               3,716                2,558
Other Payables & Accrued Expenses              16,777                6,333
                                               ------                -----
Current Liabilities                            20,539                8,955

Accrued Severance Pay                           1,448                  757
                                                -----                  ---

Bank Loans                                         19                   67
                                                   --                   --

Shareholder's Equity
Share Capital                                     165                   21
Capital Surplus                               103,849               13,789
Deferred compensation                            (641)              (1,052)
Accumulated deficit                            (9,028)              (9,277)
                                               ------               ------
                                               94,345                3,481

Total Liabilities                             116,351              $13,260
                                              =======              =======




                                       ###

                                   SIGNATURES




     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                  RADVISION LTD.
                                                 ----------------
                                                   (Registrant)



                                                   By   /s/David Seligman
                                                        -----------------

                                                       David Seligman
                                                       Chief Financial Officer


Dated: February 6, 2001